UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                               SCHEDULE 13G/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)



                          Essex International Inc.
                              (Name of Issuer)


                        Common Stock, $.01 par value
                       (Title of Class of Securities)


                                297025 10 8
                               (CUSIP Number)


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297025 10 8               13G/A                  Page 2 of 6 Pages


-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          BESSEMER HOLDINGS, L.P.
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY

-------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY   --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH               2,005,643
   REPORTING     --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH               -0-
                 --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                         2,005,643
-------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,005,643
-------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.2%
-------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 297025 10 8               13G/A                  Page 3 of 6 Pages


-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          BESSEC HOLDINGS, L.P.
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY

-------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES              -0-
  BENEFICIALLY   --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH               2,005,643
   REPORTING     --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH               -0-
                 --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                         2,005,643
-------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,005,643
-------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.2%
-------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 297025 10 8               13G/A                  Page 4 of 6 Pages


Item 1.             (a) Name of Issuer:

                        Essex International Inc.


                    (b) Address of Issuer's Principal Executive Offices:

                        1601 Wall Street
                        Fort Wayne, Indiana  46801-1601

Item 2
(a), (b) and (c).   Name of Person Filing, Address of Principal Business
                    Office and Citizenship:

                         This statement is filed by Bessemer Holdings, L.P.
                    ("BHLP") and by Bessec Holdings, L.P. ("Bessec"), each a Delaware limited partnership having its principal office at 630 Fifth Avenue, New York, New York 10111. The principal business of each of BHLP and Bessec is making investments for its own account and is carried on at its principal office. BHLP is the registered holder of 1,965,637 shares of Common Stock, and Bessec is the registered holder of 40,006 shares of Common Stock.

                         The sole general partner of each of BHLP and
                    Bessec is Kylix Holdings, L.L.C., a New York limited liability company ("Kylix"), which has its principal office at 630 Fifth Avenue, New York, New York 10111. Kylix's activities consist principally of acting as the general partner of, and investing in, BHLP, Bessec and related entities, which activities are principally conducted at its 630 Fifth Avenue office. The principal members of Kylix are Woods 1994 Family Partnership, L.P., a Delaware limited partnership ("WFLP"), Lindsay 1994 Family Partnership, a Delaware limited partnership ("LFLP"), Craighall Corporation, a Delaware corporation ("Craighall"), and Conaly Partners, a New York general partnership ("Conaly"), each of which has its principal office at 630 Fifth Avenue, New York, New York 10111. Each of WFLP, LFLP, Craighall and Conaly has designated a corporation to manage the activities of Kylix. The sole stockholder and president of each of these corporations is, respectively, Mr. Ward W. Woods, Mr. Robert D. Lindsay, Mr. Rodney A. Cohen and Adam P. Godfrey.

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $.01

Item 2(e).          CUSIP Number:

                    297025 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not applicable

CUSIP No. 297025 10 8               13G/A                  Page 5 of 6 Pages


Item 4.             Ownership:

                    Each of BHLP and Bessec

                    (a)  Amount Beneficially Owned:  2,005,643 shares

                    (b)  Percent of Class:  7.2%

                    (c)  Number of Shares as to which such person has:

                         (i) sole power to vote or to direct the vote: 0 shares

                        (ii) shared power to vote or to direct the vote:
                             2,005,643 shares

                       (iii) sole power to dispose  or to direct the
                             disposition of: 0 shares

                        (iv) shared power to dispose or to direct the
                             disposition of: 2,005,643 shares

Item 5.             Ownership of Five Percent or Less of a Class:

                    If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of securities, check the following [ ].

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person:

                    Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not applicable

Item 8.             Identification and Classification of Members of the Group:

                    See the answer to Item 2(a), (b) and (c)

Item 9.             Notice of Dissolution of Group:

                    Not applicable

Item 10.            Certification:

                    Not applicable

CUSIP No. 297025 10 8               13G/A                  Page 6 of 6 Pages


                                SIGNATURE


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                              BESSEMER HOLDINGS, L.P.,
                              By: Kylix Holdings, L.L.C., General Partner
                               By: Demarest Corporation, a principal
                                   manager

                              By /s/ Robert D. Lindsay
                                -----------------------------------
                                Name:   Robert D. Lindsay
                                Title:  President


                              BESSEC HOLDINGS, L.P.,
                              By: Kylix Holdings, L.L.C., General Partner
                               By: Demarest Corporation, a principal
                                   manager

                              By /s/ Robert D. Lindsay
                                -----------------------------------
                                Name:   Robert D. Lindsay
                                Title:  President


Dated: February 5, 1999